

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4631

January 19, 2017

Via E-Mail
Domonic J. Carney
Chief Financial Officer
Ener-Core, Inc.
9400 Toledo Way
Irvine, CA 92618

   Re: Ener-Core, Inc.
     Registration Statement on Form S-1
     Filed January 17, 2017
     File No. 333-215562

Dear Mr. Carney:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Frank Pigott (Staff Attorney) at 202-551-3570 with any questions.

          Sincerely,

          /s/ Pamela Long

          Pamela Long
          Assistant Director
          Office of Manufacturing and
          Construction

cc: Shoshannah D. Katz
    K&L Gates LLP